SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                 FORM 12b-25 Commission File Number 1-10781

                           NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended:   December 31, 1997         .
                        -------------------
[   ] Transition Report on Form 10-K                               [   ]
Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:                         .

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I   Registrant Information


      Full Name of Registrant:      Lancit Media Entertainment, Ltd.
      Former Name if Applicable:    Lancit Media Productions, Ltd.

Address of Principal Executive Office (Street and Number):
           601 West 50th Street

City, State and Zip Code:
           New York, New York 10019


Part II   Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   Narrative


      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Registrant is unable to file the subject report within the prescribed time period because the Registrant has been unable to complete all financial and business information required for the subject report and for the Registrant's financial statements for the quarter ended December 31, 1997 to be included in the subject report. The Registrant has been focusing its efforts on its previously-announced initiatives to pursue strategic alliances, a business combination or other sources of additional funding, and does not have sufficient resources to concurrently complete such financial statements and related financial disclosure by such time as the report would have been due without an extension.



Part IV   Other Information


(1) Name and telephone number of person to contact in regard to this notification

            Gary Appelbaum            (212)                   977-9100
           (Name)                   (Area Code)               (Telephone
Number)

(2)   Have all other periodic reports required under section 13    [ X ]
      Yes  [   ] No
      or 15(d) of the Securities Exchange Act of 1934 or
      section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of [ X ] Yes [ ] No operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      If so: attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

                                      LANCIT MEDIA ENTERTAINMENT, LTD.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:     February 17, 1998                     By    /s/  GARY APPELBAUM
           -----------------                       -----------------------
                                            Gary Appelbaum
                                            Chief Financial Officer

                            ATTACHMENT TO FORM 12b-25




The Registrant's loss from operations will increase substantially over that reported for the prior fiscal year. Such loss from operations, to be reported in the Registrant's December 31, 1997 Quarterly Report on Form 10-Q, was approximately $1.3 million for the three month period ended December 31, 1997 and was approximately $2.7 million for the six month period ended December 31, 1997, as compared with losses from operations of $0.9 million and $1.5 million for the comparable periods of the prior fiscal year.

Such increased loss for the three month period ended December 31, 1997, compared to the loss in the comparable period for the prior fiscal year, is primarily due to increased production and royalty related expenses (resulting primarily from increased development costs) and increased general and administrative expenses (primarily as a result of initiatives involving new personnel and the Company's restructuring, resulting in increased personnel costs and increased office related and insurance costs as well as increased legal and other professional fees).

Such increased loss for the six month period ended December 31, 1997, compared to the loss in the comparable period for the prior fiscal year, is primarily due to reduced revenues (resulting primarily from reduced production activity, the expiration of certain licensee contracts and reduced royalties), increased production and royalty related expenses (resulting primarily from increased development costs) and increased general and administrative expenses (primarily as a result of initiatives involving new personnel and the Company's restructuring, resulting in increased personnel costs and increased office related and insurance costs as well as increased legal and other professional fees).